Mail Stop 3651

July 31, 2007

Tabreez Verjee
President
GoFish Corporation
706 Mission Street, 10th Floor
San Francisco, CA 94103

Re: GoFish Corporation
**   Registration Statement on Form SB-2**
**   Amendment No. 1**
**   Filed July 11, 2007**
**   File No. 333-142460**

Dear Mr. Verjee,

        We have reviewed your submission and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form SB-2

Summary, page 4

1. The summary should be brief and it should not contain all of the detailed information in the prospectus. Much of the information in the summary you have provided would be more appropriate in the body of the prospectus. Please refer to Item 503(a) of Regulation S-B and revise your disclosure accordingly.

The Mergers, page 5

2. Your response to our prior comment 7 indicates that you will account for any preacquisition contingencies in accordance with SFAS 141. Please confirm specifically that, because you currently deem any losses remote and inestimable, you will recognize any such losses in the determination of net income per paragraph 41 of SFAS 141 when it is determined such loss is probable and is reasonably estimable if outside the allocation period.

Proposed Acquisition of Bolt, Inc., page 9

3. You indicate that Bolt, Inc. has a team "who have been selling successfully to Fortune 500 companies…" Please delete that phrase here and throughout the prospectus as there appears to be no basis to determine whether such sales will continue.

4. With regard to the 2.7 million shares that may be issued over three years, please tell us and disclose who Aaron Cohen is, who these shares may be issued to, why these shares may be issued on a time delay, and how you plan to account for these shares.

Risk Factors, page 15

5. Please add a risk factor to discuss the impact that the merger with Bolt, Inc. will have on the interests of your shareholders including the dilutive effect that the Bolt, Inc. merger will have on their interest.

You may experience dilution, page 37

6. Please revise this risk factor to address dilutive effect from the common stock that may be issued pursuant to the strategic alliance with Kaleidoscope.

Management's Discussion and Analysis, page 52

Critical Accounting Policies, page 61

7. We note your response to our prior comment 15 and do not believe your revised disclosures are fully responsive to our comment. We specifically note that your revenue recognition and property and equipment critical accounting policies are substantially unchanged. Furthermore, your revisions for stock based compensation and income taxes do not address the factors below specifically suited to your estimates in terms of how the company arrived at the estimate and how accurate that estimate has been in the past (where applicable). Stating that you may change methods in the future does not address if the estimates you currently use are reasonably likely to change in the future. As originally requested, please revise your discussion to identify the risks involved with critical accounting policies, analyzing to the extent possible factors such as:
- How the company arrived at the estimate;
- How accurate the estimate/assumption has been in the past;
- Whether the estimate/assumption is reasonably likely to change in the future; and
- Evaluate the sensitivity to change of critical accounting policies.

Plan of Operation, page 65

8. We note that your principal business consists of operation of multiple websites which comprise your internet video network. Please revise your disclosure to provide a detailed discussion of how the multiple websites function to create a network and clarify how intended plan of operation applies on multiple websites. Please refer to Items 101(b)(1) and (2) of Regulation S-B.

MFI Programming, page 69

9. Given that MFI programming is a "fundamental value driver" of your business, please revise this section to provide a more detailed discussion of your MFI programming. Your discussion should address what MFI programming entails, how it is created, and its role in your business. Furthermore, we note your statement that you operate a division that facilitates the design, development and deployment of MFI programming. Your revised discussion should also address the role and responsibility of this division in your MFI programming.

Expansion of the GoFish Network, page 70

10. We note your statement on the advantages of operating multiple "owned destinations" across the network. Please revise your disclosure to address the disadvantages, if any, of operating multiple owned destinations. In addition, please address whether and how operating multiple owned destinations impacts your ability to monetize online video consumption as discussed in the section that follows.

Revenues, page 76

11. To the extent you name your current and past advertisers, clarify your disclosure by quantifying the revenues generated from them.

Competitive Strengths, page 78

12. Please revise this section to provide more balancing disclosure of your competitive strengths. While we note your disclosure under "Markets & Competition" on page 80, we would expect your revised discussion to address the competitive business conditions in the online video industry as well as your position in that industry and your methods of competing within that industry. Balancing disclosure would include potential pitfalls or weaknesses in your company. Please refer to Item 101(b)(4) of Regulation S-B.

Executive Compensation, page 87

13. It is not clear why you have not included Lennox L. Vernon in executive compensation disclosure. Please refer to Item 402(a)(2) of Regulation S-B and revise your disclosure as necessary, or advise.

GoFish Corporation December 31, 2006 Consolidated Financial Statements, page F-1

Consolidated Statements of Stockholders Equity (Deficit), page F-5

14. We note your response to our prior comment 22 and require further information. It is unclear why several entries are entirely made in equity. For example, the entry to eliminate and cancel GoFish Technologies' common stock, only removes $6,550 from additional paid in capital, however, it appears from calculation that the total balance as of the date of the reverse merger was $779,468. Furthermore, you should explain why the debit in the entry to common stock issued to consultants is to additional paid in capital rather than expense. You

should also clarify why the other entries for the issuances of common stock have identical amounts debited and credited to common stock and additional paid in capital and include the accounting literature upon which you relied for your accounting. We may have further comment upon receipt of your response.

15. As originally requested in our prior comment 26, please tell us how you valued and accounted for the issuance of investor and merger warrants disclosed on page 96. As part of your response, you should include the journal entries posted and why you believe your accounting treatment (that results in no effect to the stockholders' equity section) is appropriate.

Notes to the Consolidated Financial Statements, page F-10
Note 1. The Company, page F-10
Merger, page F-10

16. We reference the revised discussion on page F-10 of the transaction between GoFish Corporation and GoFish Technologies being accounted for as a reverse merger and a recapitalization. As originally requested, please revise to clarify the accounting treatment and provide details of how you valued and recorded the transaction. You should include the purchase price, an allocation of the purchase price to assets and liabilities acquired, a detailed explanation as to the role of each entity in the transaction (accounting acquirer and acquiree). You should also indicate your accounting for the ITD merger separately, specifically explaining the business purpose of the acquisition, the value of the shares issued to ITD, and why shares of such value were given for assets and liabilities with a zero value.

17. We note no revisions to your disclosure that 8,166,667 units of securities were issued in a private offering concurrent with the mergers with GoFish and ITD in response to our prior comment 28. It still appears you have combined the accounting for the offering with the accounting for the mergers; however, it is not clear why it is appropriate to do so. Please revise or advise as appropriate.

18. In response to our prior comment 29, you state that the notes to the financial statements have been revised to ensure that each transaction in the statement of stockholders' equity is clearly defined and disclosed. As we note no such revisions in your notes 7 or 8, please respond to advise us where you have included such disclosures, specifically addressing each significant item in the statement of stockholders' equity.

19. As originally requested in our prior comment 31, please revise to clarify the owners of Unibio/GoFish Corporation prior to and subsequent to the merger.

Note 5. Debt, page F-21

20. Your response to our prior comment 33 discloses that you cancelled promissory notes "as consideration" related to private placement. Please clarify to whom this consideration was paid and how you accounted for this cancellation in your financial statements.

21. With regard to our prior comment 34, please provide us with the journal entries to record the cancellation of the bridge notes and conversion to common stock. You should specifically address where the issuance of common stock is reflected in your statement of stockholders' equity (deficit).

Note 8. Stock Options and Warrants, page F-23

22. Your response to our prior comment 35 indicates that you have revised the note to include the amount of stock compensation expensed in 2006. Please tell us where you have disclosed the amount of expense of $198,865, as it is not clear from the disclosures as currently presented. In addition, please tell us why this amount differs from the $533,774 included in your statement of cash flows.

23. With regard to your response to our prior comment 36, please provide further details regarding the assumptions used to value the options and your valuation analysis from which you derived the fair market value of your common stock on the date of issuance.

Note 10. Related Party Transactions, page F-33

24. Your response to prior comment 37 indicates that common stock issued to stockholders for notes receivable have been reported as a deduction from stockholders' equity. Please further describe to whom these shares were issued, specifically if to employees, and why, if no substantial evidence of the ability to pay exists, an expense has not been recorded for the value of the stock issued.

Note 11. Cash Flow Information, page F-35

25. We note your response to our prior comment 38 and are unclear as to your accounting for the cancellation of the convertible promissory notes, bridge notes, and interest. Furthermore, your response to comment 34 and page F-22 indicate that the bridge notes were converted to common stock – please clarify or revise. Your response should clearly describe how you accounted for this cancellation "as consideration" in the private placement offering, if the holders of the notes are the same parties as those that participated in the private placement, and any relevant journal entries that would help us to understand the accounting treatment you applied.

26. In a related matter, please address your statement from page 64 that "all the convertible promissory notes along with interest was either cancelled for common stock or repaid…" Please explain to us the difference between being converted into or "cancelled for" common stock.

27. In addition, your response to prior comment 39 indicates that amounts were revised, however, on page 6, the issued convertible promissory notes, including principal and interest, is still listed as $2,387,419, however, from the supplemental cash flow information in note 11 and including the notes issued in 2005 per your response to comment 33, it appear as though the total principal and interest for the convertible notes is $2,315,540. Please advise. Your

response should also reconcile the interest cancelled per your response to comment 33 of $67,890 with the $35,008 presented in note 11.

GoFish Corporation March 31, 2007 Condensed Consolidated Financial Statements, page F-41
Condensed Consolidated Statements of Cash Flows, page F-48

28. Please revise to describe the nature of the expense in the line item "non cash expense" of $104,471 in the period from May 13, 2003 (Inception) to March 31, 2007. Your December 31, 2006 statements of cash flows should be similarly revised.

Bolt, Inc.
Consolidated Financial Statements, page F-58
Notes to the Consolidated Financial Statements, page F-64
Note 6. Commitments and Contingencies, page F-70

29. As previously requested in prior comment 42, please revise your last paragraph to further discuss the specific nature of each estimated loss you have determined is probable. Include in your response if the amounts relate to the accrued settlement costs in note 4 or claims filed per page 30. If you have not recorded accruals for either of these amounts, please tell us why you believe you are not required to do so. Please refer to SFAS 5.

Unaudited Pro Forma Combined Financial Statements, page F-98

Notes to Unaudited Pro Forma Combined Financial Statements, page F-104
Note 1. Basis of Presentation, page 104

30. We see from page 105 that the number of shares to be given to Bolt in the merger was based on estimated value of $4.50 per share. We further note from your pro forma financial statements and response to prior comment 47 that the estimated value has decreased to $1.00. Please revise to include the effect of the change in value on the number of shares to be issued or if no such change will be made, please explain why the number of shares will be based on a value that is no longer applicable.

Note 2. Pro Forma Adjustments, page F-109

31. We refer to pro forma adjustments 1 through 7. As originally requested in prior comment 43, you should revise to separately disclose and discuss each pro forma adjustment as required by Item 310(d) of Regulation S-B and Article 11 of Regulation S-X. Detailed calculations and/or sources of adjustments (i.e. agreements) should be identified and all significant assumptions and valuations should also be disclosed for each adjustment listed. Please revise accordingly.

32. We note your purchase price allocation in response to our prior comment 44. However, the purchase price only reflects stock issued for the assets acquired, not the allocation of the total consideration to the assets and liabilities received. Please revise the notes to the pro forma financial information to include an allocation of the purchase price for the Bolt acquisition transaction to the net assets acquired.

33. In a related matter, we further note from your response to prior comment 44 that you have allocated Bolt's net assets at cost basis. Please tell us why you believe this accounting treatment is appropriate and the literature upon which you relied given that you make no fair value adjustments to the cost basis of Bolt's net assets, yet you are also recording the excess purchase price as intangibles and goodwill. Please refer to SFAS 141. In addition, please address how you determined that the fair value of the stock to be issued was deemed appropriate consideration to the Bolt shareholders given that no independent valuation has been performed as to the value of the Bolt business. Your valuation methodology should be included in your response. Please note that it is not considered appropriate under generally accepted accounting principles to determine a fair value, allocate values to the assets acquired and goodwill and then assign the remainder to intangible assets. Please refer to EITF Topic D-108 and advise us of how you determined the value of intangible assets and goodwill acquired in the transaction. We may have further comment upon review of your revised disclosures.

34. We note from your response to prior comment 46 that you believe holders of the options and warrants will exercise such instruments because they are currently in the money. Please note that without agreements with such holders expressly stating they plan to exercise these instruments, we do not believe the adjustments are factually supportable. Furthermore, it is unclear why any exercise of these instruments would be directly attributable to the merger transaction. Please revise your pro forma financial statements to remove these adjustments accordingly. Refer to Regulation S-X, Article 11.

35. We note your response to our prior comment 47 and require further information. Please provide us with further details on the nature of the "contingent liabilities" of $8 million per page F-99. Include in your response if these contingencies are preacquisition contingencies in accordance with paragraph 40 of SFAS 141 and if so, why you have not included such amounts in your purchase price allocation. Your response should also include how probable the contingencies are of being paid.

36. Please revise pages 9 and 10 of the document, and elsewhere as appropriate, to reflect the share price in the Bolt acquisition of $1.00 per share rather than your previous estimate of $4.50 per share. The current presentation may be confusing to investors.

Exhibit 5.1

37. Please revise the third paragraph for clarity. As currently drafted, the matter upon which you are opining is not clear.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on the financial statements and the related disclosure to Heather Clark at (202) 551-3624 or Lyn Shenk at (202) 551-3380. Direct any other questions to me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: <u>via facsimile (212) 400-6901</u>
Scott Rapfogel, Esq.
Gottbetter & Partners, LLP